EXHIBIT  21.1


              SUBSIDIARIES OF OXIR INVESTMENTS, INC.

The following are subsidiaries of Oxir Investments, Inc., a California corporation:

          1. Oxir Investments Limited, a British Virgin Islands company, 100% owned by Oxir Investments, Inc.

          2. Oxir Financial Services Limited, a British Virgin Islands company, 100% owned by Oxir Investments, Inc.

          3. Internet Solutions, Inc., a Nevada corporation, 100% owned by Oxir Investments, Inc.